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                                            January 26, 1996


                         FOR IMMEDIATE RELEASE


     CON EDISON ANNOUNCES TENDER OFFER FOR PREFERRED STOCK


     Consolidated Edison Company of New York, Inc. (NYSE: ED) announced today its offer to purchase for cash any and all outstanding shares of certain series of its preferred stock. The tender offer will commence on Monday, January 29, 1996 and is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, February 27, 1996, unless extended.

      The series of preferred stock that Con Edison is offering to purchase and the applicable purchase prices are as follows:

 TITLE OF SERIES OF PREFERRED               PURCHASE PRICE
                                              (per share)

$5 Cumulative Preferred Stock (no par value)      $77.55

Cumulative Preferred Stock ($100 par value)
    -   5 3/4%  Series A                          $91.30
    -   5 1/4%  Series B                          $83.60
    -   4.65 %  Series C                          $80.65
    -   4.65 %  Series D                          $80.65
    -   7.20 %  Series I                          $105.04
    -   6 1/8%  Series J                          $101.75


     The February 1996 dividend for each series of preferred stock has been declared and is to be paid on February 1, 1996 to holders of record as of the close of business on January 10, 1996. A tender of Shares pursuant to Con Edison's offer will not deprive any shareholder of his or her right to receive the February 1996 dividend, regardless of when such tender is made. Holders of shares tendered into and purchased pursuant to the offer will not be entitled to any dividends in respect of any later dividend periods (or any portion thereof).

     Dealer Managers for the tender offer are Lehman Brothers and Smith Barney Inc., the Information Agent is D.F. King & Co.,
Inc., and the Depositary is The Chase Manhattan Bank, N.A.

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